06008535

AB 2/27/06

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-22543

SEC MAIL PROCESSING SECTION RECEIVED JAN 23 2006 WASH. D.C. 185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. Stark & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Southeast Sixth Avenue, Suite 203
(No. and Street)

Delray Beach (City) FL (State) 33483 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary L. Stark (561) 243-3815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 08 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/1/06

OATH OR AFFIRMATION

I, Gary L. Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. Stark & Co., Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PAMELA V. HUBBELL
Notary Public State of Florida
My Comm. Expires June 5, 2009
No. DD 437336

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.M. STARK & CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
R.M. Stark & Co., Inc.

We have audited the accompanying statement of financial condition of R.M. Stark & Co., Inc. as of September 30, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R.M. Stark & Co., Inc. as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 20, 2005

R.M. STARK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents	$	4,566
Receivable from broker/dealers		195,210
Securities owned, at market or estimated fair value		630,919
Other		122,617
TOTAL ASSETS	$	953,312

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	48,682
Commissions payable		202,660
Securities sold, not yet purchased		300
Total Liabilities	$	251,642
SHAREHOLDERS' EQUITY		
Common stock, no par value, authorized 2,000,000 shares, issued and outstanding 875 shares		5,000
Additional paid-in capital		76,145
Retained earnings		620,525
Total Shareholders' Equity	$	701,670
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	953,312

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of RMST Holding Company, Inc., was incorporated in the state of Florida on April 16, 1999. The Company is registered with the Securities and Exchange Commission and the Commodity Futures Trading Commission and is a member of the National Association of Securities Dealers, Inc. and the National Futures Association. The Company's principal business activity is the sale of securities.

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Securities transactions of the Company including commission revenue and related expense are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, listed options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers, conduct trading activities and manage risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

TBA's and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer (seller) of options, the Company and its customers receive a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notational amount related to these financial instruments reflects the volume and activity and do not reflect the amounts of risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for TBA's, options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company sells securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

the customer or contra-broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In order to facilitate the aforementioned transactions, as well as other transactions, the Company maintains an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and the Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the aforementioned agreement is three years, which began on September 1, 2003. The agreement is currently being updated. Under terms of the agreement the Company is prohibited from using other clearing broker/dealers for securities transactions unless written consent is given by the Clearing Broker/dealer. Also, included in the agreement are monthly minimum charges and termination fees to be paid by the Company if this agreement is terminated by the Company prior to the end of the initial term.

R.M. STARK & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2005

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. and the National Futures Association, the Company is subject to the Uniform Net Capital Rule and CFTC Regulation 1.17(A)(1)(ii), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2005 the Company's net capital and required net capital were $460,467 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 55%.

NOTE 4 - OTHER COMMITMENTS

Operating Leases - Minimum annual rentals under leases for office space, expiring September 30, 2008 and office equipment, expiring at various times through September, 2008, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

Year Ended September 30,	Total	Office Space	Office Equipment
2006	$ 71,112	$ 64,562	$ 6,550
2007	73,049	66,499	6,550
2008	75,044	68,494	6,550
Total	$ 219,205	$ 199,555	$ 19,650

The office space lease may be terminated by the Company with 6 months prior notice after March 31, 2006.

NOTE 5 - 401 (k) PLAN

The Company adopted a deferred compensation plan commonly referred to as a profit sharing plan with provisions under IRS code section 401(k) whereby employees may contribute up to 75% of their compensation within specified

NOTE 5 - 401 (k) PLAN - *(Continued)*

legal limits. In addition, the Company will match 50% of employee contributions up to 6% of their compensation. The plan covers substantially all employees age 19 years or older. Company contributions to the plan for the year ended September 30, 2005 were $15,671.

NOTE 6 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased consist of trading securities at quoted market value or estimated fair value as determined by management.

	Owned	Sold, Not Yet Purchased
Options	$ 1,950	300
Corporate Bonds	211,566	
Securities Registered under the Investment Company Act of 1940	333,912	
Warrants	-0-	
Equity securities	83,491	
Total	$ 630,919	$ 300

NOTE 7 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of RMST Holding Company, Inc. (the Parent). Through common ownership and management, the Company is also affiliated with Stark Financial Advisors and Rodecker Stark & Co., Inc. (RSC).

Payments pursuant to an agreement between the Parent and a shareholder of RSC totaled $425,791. $60,313 was owed to RSC at September 30, 2005. Also, the Company used furniture and equipment of the Parent for which they have not been charged.

NOTE 8 - S CORPORATION

Both the Company and the Parent have elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Parent.

NOTE 9 - CONTINGENCIES

Four customers have initiated legal arbitration with the National Association of Securities Dealers, Inc. (NASD) against the Company alleging sales of unsuitable investment securities by a former registered representative of the Company. The Company is vigorously contesting this case. Legal counsel has estimated the Company's potential exposure in this matter to be $100,000. However, at this time they do not know how much, if any, the Company will ultimately be liable.

The Company has been named in a case before the Circuit Court of the 15th Judicial Court in Palm Beach County, Florida. The matter involves claims of breach of contract alleging an ownership percentage in the Company. This matter does not specify the amount of damages sought. The Company has filed counterclaims against the claimant for breach of contract, misrepresentation, indemnification, breach of fiduciary duty and requested a permanent injunction. Management believes this matter is without merit and plans on vigorously contesting it. The outcome of this matter and potential liability, if any, cannot be determined at this time.